Exhibit 99.1

ParaZero Technologies Strengthens U.S. Drone Leadership with Innovative Solutions in Live U.S. Demonstration

Kfar Saba, Israel, June 12, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace company focused on safety systems for commercial unmanned aerial systems and counter UAS systems, announces its participation in recent live demonstrations and strategic engagements in the U.S. that underscore its commitment to advancing drone technologies used in the U.S., enhancing public safety, and supporting U.S. national security priorities.

On June 4, 2025, ParaZero showcased its innovative DropAir emergency supply delivery system and SafeAir drone safety technology at the Constellis Security Conference in Virginia, USA. The event attracted key players from U.S. emergency response, military, and security organizations, as well as international representatives from countries including Germany and Mexico. ParaZero was one of only five companies selected to conduct live demonstrations, highlighting its leadership in the drone industry.

The DropAir system, capable of delivering critical supplies, such as food, blankets, and medical equipment, captivated attendees, particularly those from emergency response and disaster relief sectors. Discussions focused on its potential to deliver aid to disaster-stricken areas inaccessible to traditional supply vehicles. ParaZero’s live demonstrations were met with strong interest, reinforcing the system’s role in addressing urgent needs during natural disasters, which impact millions annually in the U.S.

The Company’s counter UAS system, the DefendAir, also drew significant attention, particularly for its ability to enhance infrastructure protection, amid discussions referencing recent global security operations, such as Ukraine’s actions in Russia. Participates expressed keen interest in the DefendAir’s capabilities to counter aerial threats and invited ParaZero for a live demonstration in Israel in September 2025 during a European security delegation visit.

ParaZero remains committed to collaborating with U.S. agencies, emergency responders, and military organizations to deliver innovative drone solutions. The company believes that there is significant potential in further demonstrations at U.S. emergency preparedness conferences and partnerships with global organizations to enhance the adoption of its systems worldwide.

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is an aerospace company focused on safety systems for commercial unmanned aerial systems and counter UAS systems. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses its commitment to advancing drone technologies used in the U.S., enhancing public safety, and supporting U.S. national security priorities, its commitment to collaborating with U.S. agencies, emergency responders, and military organizations to deliver innovative drone solutions and its belief that there is significant potential in further demonstrations at U.S. emergency preparedness conferences and partnerships with global organizations to enhance the adoption of its systems worldwide. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

ParaZero Technologies Ltd. | 1st HaTachana St.

Kfar Saba, Israel 4453001

P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246